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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                          Commission File Number    333-64641
                                                                 ---------------

                        Phibro Animal Health Corporation
                        --------------------------------
             (Exact name of registrant as specified in its charter)

      65 Challenger Road, Ridgefield Park, New Jersey 07660 (201) 329-7300
      --------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        13% Senior Secured Units due 2007
             (each Unit consists of $809.5238095 principal amount of
                      13% Senior Secured Notes due 2007 of
                Phibro Animal Health Corporation and $190.4761095
            principal amount of 13% Senior Secured Notes due 2007 of
                     Philipp Brothers Netherlands III B.V.)
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                      ----
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)      |_|     Rule 12h-3(b)(l)(i)      |_|
       Rule 12g-4(a)(1)(ii)     |_|     Rule 12h-3(b)(l)(ii)     |_|
       Rule 12g-4(a)(2)(i)      |_|     Rule 12h-3(b)(2)(i)      |_|
       Rule 12g-4(a)(2)(ii)     |_|     Rule 12h-3(b)(2)(ii)     |_|
                                        Rule 15(d)-6              X


     Approximate number of holders of record as of the certification or notice
date:    17
      ------------

     Pursuant to the requirements of the Securities Exchange Act of 1934 Phibro Animal Health Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July  26, 2006          By:  /s/ Richard G. Johnson
                                   ---------------------------------------------
                                       Richard G. Johnson
                                       Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(12-04)